Exhibit 99.1

TransAlta Reports Exceptional Third Quarter 2021 Results and Increases Annual Guidance

CALGARY, AB, Nov. 9, 2021 /CNW/ -

Third Quarter 2021 Highlights

•	Comparable EBITDA(1) of $381 million, an increase of $125 million or 49 per cent compared to the same period in 2020
•	Free cash flow ("FCF")(1) of $189 million or $0.70 per share compared to $106 million or $0.39 per share, a 79 per cent increase on a per-share basis over the same period in 2020
•	Hydro segment delivered $82 million of comparable EBITDA, an increase of $54 million compared to the same period in 2020
•	Alberta Thermal segment delivered $104 million of comparable EBITDA, an increase of $57 million compared to the same period in 2020
•	Adjusted availability was 89.2 per cent compared to 91.5 per cent for the same period in 2020, largely impacted by outages in the Alberta fleet

Other Highlights

•	Announced Clean Electricity Growth Plan, establishing targets to deliver 2 GW of incremental renewables capacity with investment of $3 billion by 2025
•	Announced an 11 per cent increase to its common share dividend and declared a dividend of $0.05 per common share to be payable on Jan. 1, 2022 to shareholders of record at the close of business on Dec. 1, 2021
•	Announced the development of the 48 MW Northern Goldfields Solar and Storage Project for BHP Billiton Nickel West, with full notice to proceed issued to the EPC contractor and construction activities expected to commence in the first quarter of 2022
•	Announced the decision to suspend the Sundance Unit 5 repowering project and the retirements of Keephills Unit 1 at the end of 2021, and Sundance Unit 4 in 2022, retiring approximately 1,200 MW of coal-fired capacity

Subsequent Events & Updates

•	Closed the previously announced acquisition of the economic interest of a 122 MW portfolio of operating solar facilities located in North Carolina for approximately US$99 million and the assumption of tax equity obligations
•	Completion of all construction activities at Windrise and on-track to reach commercial operations in November of 2021

2021 Revised Outlook
With exceptional year-to-date results, the Company has increased its 2021 outlook as set out below:

•	Comparable EBITDA range of $1.2 to $1.3 billion
•	FCF range of $500 to $560 million
•	Energy Marketing gross margin contribution range of $195 to $210 million

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the three and nine months ended Sept. 30, 2021.

"We are pleased to report TransAlta delivered another exceptional quarter.  Our third quarter results continue to exceed expectations with strong performance from our Alberta Hydro and Thermal fleets, and from our Energy Marketing segment," said John Kousinioris, President and Chief Executive Officer. "With these results and continuing price strength and demand and supply fundamentals in Alberta, we have the confidence to further revise our outlook upwards for free cash flow  in  the range of $500 and $560 million, exceeding  our previous 2021 guidance range."

"On the growth front, we are also extremely pleased with the closing of the North Carolina Solar acquisition. The portfolio expands our solar footprint in a region where we see significant growth opportunities as the state looks to decarbonize," said Mr. Kousinioris.

Set out below are additional highlights from the quarter, as well as more details regarding the Company's financial results, liquidity and financial position.

Consolidated Financial Highlights

In C$ millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Comparable EBITDA(1)	$381	$256	$993	$693
Free cash flow(1)	$189	$106	$456	$306
Adjusted availability (%)(2)	89.2	91.5	87.5	92.0
Production (GWh)	6,053	6,184	16,282	17,276
Revenues	$850	$514	$2,111	$1,557
Fuel and purchased power(3)	$327	$214	$782	$523
Carbon compliance(3)	$47	$38	$139	$118
Operations, maintenance and administration	$131	$114	$387	$354
Net loss attributable to common shareholders	$(456)	$(136)	$(498)	$(169)
Cash flow from operating activities	$610	$257	$947	$592
Funds from operations(1)	$297	$193	$758	$524
Net loss per share attributable to common shareholders, basic and diluted	$(1.68)	$(0.50)	$(1.84)	$(0.61)
Funds from operations per share(1)	$1.10	$0.70	$2.80	$1.90
Free cash flow per share(1)	$0.70	$0.39	$1.68	$1.11
Dividends declared per common share(4)	$0.0450	$0.0425	$0.0900	$0.1275
Dividends declared per preferred share(5)	$0.2484	$0.2593	$0.5075	$0.7645
Notes
(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Discussion of Consolidated Financial Results sections of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Prior period adjusted availability has been revised to include the Hydro segment.
(3) As of the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.
(4) No dividends were declared in the first quarter of 2021 as the quarterly dividend related to the period was declared in December 2020.
(5) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

The Company reported exceptional third quarter 2021 results with comparable EBITDA(1) of $381 million compared to $256 million in the same period of 2020. Funds from operations ("FFO")(1) were $297 million for the quarter compared to $193 million in the same period of 2020.

Comparable EBITDA for the three and nine months ended Sept. 30, 2021 increased by $125 million and $300 million, respectively, compared with the same periods in 2020, largely due to higher merchant prices in Alberta realized by the  Alberta Electricity Portfolio, and strong performance in the Energy Marketing segment, which was partially offset by the retirement of Centralia Unit 1 that occurred on Dec. 31, 2020.  For the nine months ended Sept. 30, 2021, comparable EBITDA was also partially offset by the unplanned short-term steam supply outages at the North American Gas segment.

FCF, one of the Company's key financial metrics, totaled $189 million and $456 million, respectively, for the three and nine months ended Sept. 30, 2021, an increase of $83 million and  $150 million compared to the same periods in 2020, driven primarily by higher comparable EBITDA, partially offset by an increase in sustaining capital, settlement of provisions and higher distributions paid to subsidiaries' non-controlling interests.

Operations, maintenance and administration ("OM&A") expenses for the three and nine months ended Sept. 30, 2021 increased by $17 million and $33 million, respectively, compared to the same periods in 2020.  For the  three and nine months ended Sept. 30, 2021, a writedown of $5 million and $30 million, respectively, was recorded on parts and material inventory related to the Highvale mine and coal operations at the gas-converted facilities.  In addition, for the three and nine months ended Sept. 30, 2021, variability caused by the total return swap resulted in an unfavourable change of $1 million and a favourable change of $12 million, respectively.  During the first quarter of 2021, we also received a Canada Emergency Wage Subsidy ("CEWS") payment of $8 million. Excluding the impact of the total return swap, CEWS funding and inventory writedowns, OM&A expenses were  higher for the  three and nine months ended Sept. 30, 2021, compared to the same periods in 2020, primarily due to increased staffing costs for growth and strategic initiatives, higher incentive costs and additional costs associated with the settlement of provisions. As previously committed, the CEWS funding continues to be used to support incremental employment within the Company.

Net loss attributable to common shareholders, for the three and nine months ended Sept. 30, 2021 was $456 million and $498 million, respectively, compared to net losses of $136 million and $169 million, respectively, in the same periods in 2020. For the three and nine months ended June 30, 2021, net losses attributable to common shareholders increased by $320 million and $329 million, respectively, from the same periods in 2020, due to greater asset impairments and expenses being incurred as a direct result of decisions to suspend the Sundance 5 repowering project, planned retirements of Sundance Unit 4 and Keephills Unit 1, the final execution of our clean energy transition plan and higher interest expense. These decisions were made based on our assessment of future market conditions, the age and condition of the units and the Company's strategic focus toward customer-centered renewable energy solutions. In addition, on a year-to-date basis, there were higher income taxes. This was partially offset by higher comparable EBITDA, the gain on the sale of equipment at Alberta Thermal, lower depreciation, an increase in finance lease income and higher foreign exchange gains. In addition, on a year-to-date basis, there was a gain on the sale of the Pioneer Pipeline.

Total year-to-date sustaining capital expenditures of $144 million were $45 million higher compared to 2020 primarily due to a higher level of  planned major maintenance  across the segments.

Liquidity and Financial Position
The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. At the end of the third quarter, TransAlta had access to $2.3 billion of liquidity, including $1.1 billion of cash and cash equivalents.

Alberta Electricity Portfolio
On Dec. 31, 2020, the Alberta power purchase agreements ("PPAs") expired and effective Jan. 1, 2021, the applicable facilities began operating on a fully merchant basis in the Alberta market, forming a core part of the Alberta electricity portfolio optimization activities. Optimization of facilities is driven by the diversity in  fuel types, which enables portfolio management and allows for maximization of operating margins. The Alberta portfolio includes hydro, wind, energy storage and thermal units. A portion of the baseload generation in the portfolio is hedged to provide cash flow certainty.

For the nine months ended Sept. 30, 2021, the Hydro and Alberta Thermal segments achieved realized power prices of $122 per MWh and $94 per MWh, respectively, compared to the Alberta spot price which averaged $100 per MWh. The Company was able to benefit during higher-priced periods by optimizing dispatch in the Hydro and Alberta Thermal fleet, ensuring high availability during peak demand, while hedged positions at Alberta Thermal minimized unfavourable market pricing during lower-priced hours in the quarter.

Hedged production at Sept. 30, 2021 for the fourth quarter is 1,407 GWh at $76 per MWh, and for the fiscal year 2022, hedged production is 4,387 GWh at $71 per MWh.

2021 Outlook

The Company is revising its 2021 outlook with comparable EBITDA estimated to be between $1.2 and $1.3 billion. The midpoint of the range representing an additional 9 per cent increase over the Company's previous 2021 outlook as at the second quarter.

FCF is now expected to be between $500 and $560 million. The midpoint of the range represents an additional 11 per cent increase over the Company's previous 2021 outlook.

The following table provides additional details pertaining to the 2021 outlook:

Measure (C$ millions unless otherwise noted)	Revised Outlook	Previous Outlook as of Q2 2021
Comparable EBITDA	$1,200 to $1,300	$1,100 to $1,200
FCF	$500 to $560	$440 to $515
Range of key power price assumptions:
Market	Updated Power Prices ($/MWh)	Previous Power Prices ($/MWh)
Alberta Spot	$95 to $105	$80 to $100
Mid-C Spot (US$)	$50 to $60	$45 to $55
Other assumptions relevant to 2021 financial outlook:
Sustaining capital	$200 to $225	$200 to $225
Energy marketing gross margin	$195 to $210	$170 to $200

Other Activities
Clean Electricity Growth Plan

On Sept. 28, 2021, TransAlta held its 2021 Investor Day and announced its Clean Electricity Growth Plan. The Company has established targets to deliver 2 GW of incremental renewables capacity with a targeted investment of $3 billion by 2025. TransAlta will accelerate its growth with a focus on customer-centred renewables and storage through the execution of its 3 GW development pipeline.

Increase in Common Share Dividend
On Sept. 28, 2021, the Company announced an 11 per cent increase on its common share dividend and declared a dividend of $0.05 per common share to be payable on Jan. 1, 2022 to shareholders of record at the close of business on Dec. 1, 2021. The quarterly dividend of $0.05 per common share represents an annualized dividend of $0.20 per common share.

North Carolina Solar
On Nov. 5, 2021, the Company  closed the previously announced acquisition of a 122 MW portfolio of operating solar facilities located in North Carolina (collectively, "North Carolina Solar") for US$99 million (including working capital adjustments) and the assumption of existing tax equity obligations. The acquisition was funded using existing liquidity. At the closing of the acquisition, TransAlta Renewables Inc. ("TransAlta Renewables") acquired a 100 per cent economic interest in North Carolina Solar from a wholly-owned subsidiary of TransAlta  through a tracking share structure.  The portfolio consists of 20 operating facilities that were commissioned between November 2019 and May 2021. The facilities are secured by long-term PPAs with two subsidiaries of Duke Energy Corporation ("Duke Energy"), with an average remaining term of 12 years. Under the PPAs, Duke Energy receives the renewable electricity, capacity, and environmental attributes.  Income distributions to the TransAlta Renewables will be net of cash and tax attributes provided to the tax equity investors. North Carolina Solar is expected to generate an average annual EBITDA of approximately US$9 million.

Northern Goldfields Solar and Storage Project
On July 29, 2021, TransAlta Renewables  announced that Southern Cross Energy, a subsidiary of the Company and an entity in which TransAlta Renewables owns an indirect economic interest, had reached an agreement to provide BHP Billiton Nickel West Pty Ltd. with renewable electricity to its Goldfields-based operations through the construction of the Northern Goldfields Solar and Storage Project. The project comprises the 27 MW Mount Keith Solar Farm, 11 MW Leinster Solar Farm, 10 MW/5MWh Leinster battery energy storage system and interconnecting transmission infrastructure, all of which will be integrated into the 169 MW Southern Cross Energy North remote network in Western Australia. The project has reached full notice to proceed, and construction activities are scheduled to start in the first quarter of 2022 with completion of the project expected in the second half of 2022. Total construction capital of the project is estimated at approximately AU$73 million. The project is expected to contribute between $8 and $9 million of annual EBITDA.

Garden Plain Wind Project
The 130 MW Garden Plain project, located approximately 30 km north of Hanna, Alberta has a long-term PPA with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental attributes of 100 MW of the 130 MW Garden Plain wind project ("Garden Plain"). Initial construction activities are now underway and completion of the project is expected in the second half of 2022. Total construction capital of the project is estimated at approximately $195 million.  The project is expected to contribute between $14 and $18 million of annual EBITDA.

Windrise Wind
All turbine erection activities have now been completed at the 206 MW Windrise Wind project, with final commissioning activities currently underway, and commercial operation is tracking to be achieved in November 2021.

Clean Energy Transition
On July 19, 2021, the Company announced the completion of the full conversion of Keephills Unit 2 from thermal coal to natural gas. In February 2021, the Company also completed the coal-to-gas conversion of Sundance Unit 6.  Both Keephills Unit 2 and Sundance Unit 6 maintain the same generator nameplate capacity of 395 MW and 401 MW, respectively. The non-operated Sheerness Units 1 and 2 have also been converted to gas. These conversion to gas projects will reduce the CO2 emissions from these units by more than half.

The Keephills Unit 3 coal-to-gas conversion began during the third quarter of 2021, with expected completion in  November. We continue to progress the off-coal transition plan and are on track to eliminate coal as a fuel source in Alberta by the end of 2021.

Suspension of Sundance Unit 5 Repowering Project and Retirement of Alberta Coal Capacity
On Sept. 28, 2021, the Company announced the decision to suspend the Sundance Unit 5 repowering project, retire Keephills Unit 1 effective Dec. 31, 2021 and retire Sundance Unit 4 effective April 1, 2022.

During the quarter, the Company recorded a number of asset impairment charges related to the Alberta Thermal segment including:

•	$190 million related to the suspension of the Sundance Unit 5 Repowering Project, with an additional $27 million provision recorded for supplier settlements related to certain committed equipment purchases, and a further $10 million impairment related to a supplier credit
•	$78 million related to the planned retirement of Keephills Unit 1, with an additional $6 million expensed for amounts due to contractors for not proceeding with the construction of equipment
•	$56 million related to the planned retirement of Sundance Unit 4
•	$185 million related to the expected shut down the Highvale Mine at the end of 2021

Sarnia Recontracting
On May 12, 2021, the Company executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam. This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032. The agreement provides that if the Company is unable to enter into a new contract with the Ontario Independent Electricity System Operator ("IESO") or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then this agreement will automatically terminate on Dec. 31, 2025. The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. The Company is in active discussions with the three other existing industrial off-takers regarding extensions to their supply of electricity and steam from the Sarnia cogeneration facility on comparable terms. On July 19, 2021, the IESO released its Annual Acquisition Report which included draft details for mid- and long-term procurement mechanisms for capacity for 2026 and beyond for existing and new generation. The Company is participating in the consultation process, seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current IESO contract.

Kent Hills Wind Facility Outage
On Sept. 27, 2021, the Company's subsidiary, Kent Hills Wind LP, experienced a single tower failure at its 167 MW Kent Hills wind facility in Kent Hills, New Brunswick. The failure involved a collapsed tower located within the Kent Hills 2 site.  There were no injuries as a result of the collapse.  No one was in the area when the incident occurred and there are no homes in the immediate vicinity.  The Company's emergency response team has secured the area to ensure safety. This incident has resulted in an impairment being booked against the turbine.

The facility consists of 50 turbines at Kent Hills 1 and Kent Hills 2 and 5 turbines at Kent Hills 3. The turbines at the Kent Hills 1 and Kent Hills 2 sites have been taken offline pending a satisfactory independent engineering and safety assessment. The engineering assessment, which is ongoing, has identified sub-surface crack propagation at several of the foundations of the turbines located at the Kent Hills 1 and Kent Hills 2 sites. As a result, further inspection and testing will be required for all turbines at Kent Hills 1 and 2 to determine the required remediation plan, on a turbine-by-turbine basis. It is presently expected that the outage at Kent Hills 1 and Kent Hills 2 will require repairs or replacements for a significant portion of the existing foundations.  Foundation replacements would require expenditures of approximately $1.5 million to $2.0 million per foundation.  The remediation plan is expected to be implemented in 2022. The  outage is expected to result in foregone revenue of approximately $3.4 million per month on an annualized basis for so long as all 50 turbines are offline, based on average historical wind production, with incremental revenue expected to be earned as the wind turbines are returned to service. The foundation issues at the Kent Hills 1 and Kent Hills 2 sites are unique to the design of those sites and there is no indication of any foundation issue at the Kent Hills 3 site nor any other wind sites in the fleet. The Company is maintaining communication with all key stakeholders and keeping them fully apprised of the situation.

The Company recognized an impairment of $2 million related to the Kent Hills tower failure.

COVID-19 Response Update
The Company continues to operate under its business continuity plan.  As of Nov. 15, 2021, TransAlta will implement a two-phase mandatory rapid testing protocol for those employees that are not fully vaccinated. The first phase will commence on Nov. 15, 2021 to Jan. 31, 2022 and will be paid by TransAlta, requiring onsite testing every 72 hours at TransAlta's cost. On or about Feb. 1, 2022, those employees who are not fully vaccinated will be required to pay for testing and provide TransAlta with proof of a negative test every 72 hours. Employees can be exempt from rapid testing if they are able to provide proof of vaccination.

Segment Results

Third Quarter 2021 Segmented Results Comparable EBITDA (C$ millions)	3 Months Ended		9 Months Ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Hydro	82	28	255	83
Wind and Solar	55	36	186	171
North American Gas	35	29	88	85
Australian Gas	36	34	99	93
Alberta Thermal	104	47	232	121
Centralia	35	49	61	109
Energy Marketing	58	49	128	90
Corporate	(24)	(16)	(56)	(59)
Total Comparable EBITDA(1)	381	256	993	693

•	Hydro: Comparable EBITDA for the three and nine months ended Sept. 30, 2021 increased by $54 million and $172 million, respectively, compared with the same periods in 2020. With strong availability during periods of market volatility, the Company was able to capture higher energy and ancillary service revenues. Comparable EBITDA also had a favourable variance for the AESO transmission line loss recorded in 2020, which was offset by higher maintenance costs, higher portfolio management services and increased dam safety staffing costs. Portfolio management services support our strategy for maximizing our overall return on assets in the merchant Alberta electricity market.
•	Wind and Solar: Comparable EBITDA for the three and nine months ended Sept. 30, 2021, increased by $19 million and $15 million, respectively, compared with the same periods in 2020, primarily due to higher pricing in Alberta, new incremental production from the Skookumchuck wind facility, the sale of environmental attributes and a favourable variance for the AESO transmission line loss recorded in 2020, which was partially offset by lower production and the impact of the weakening U.S. dollar.
•	North American Gas: Comparable EBITDA for the three and nine months ended Sept. 30, 2021, increased by $6 million and $3 million, respectively, compared to the same periods in 2020, primarily due to higher production at the Ada facility and higher realized pricing in Alberta, which was partially offset by year-to-date unplanned short-term steam supply outages at Sarnia.
•	Australian Gas: Comparable EBITDA for the three and nine months ended Sept. 30, 2021, increased by $2 million and $6 million, respectively, compared with the same periods in 2020. The increase was mainly due to the strengthening of the Australian dollar relative to the Canadian dollar and the Solomon meter station upgrade revenue recognised in 2021.
•	Alberta Thermal: Comparable EBITDA for the three and nine months ended Sept. 30, 2021, increased by $57 million and $111 million, respectively, compared to the same periods in 2020. Higher availability during periods of tight market conditions and higher Alberta pricing was partially offset by increases in fuel and carbon compliance costs.
•	Centralia: Comparable EBITDA for the three months ended Sept. 30, 2021, decreased by $14 million, primarily due to the retirement of Centralia Unit 1 and higher fuel transportation costs, which was partially offset by lower OM&A cost. Comparable EBITDA for the nine months ended Sept. 30, 2021 decreased by $48 million, due to planned and unplanned outages during period of high merchant pricing and the retirement of Centralia Unit 1, which was partially offset by lower OM&A costs.
•	Energy Marketing: Comparable EBITDA for three and nine months ended Sept. 30, 2021 increased by $9 million and $38 million respectively, compared with the same period in 2020, due to favourable short-term trading of both physical and financial power and natural gas products across all North American markets. This was partially offset by OM&A increases due to higher incentives related to stronger performance. The Energy Marketing team was able to capitalize on short-term arbitrage opportunities in the markets in which we trade without materially changing the risk profile of the business unit.
•	Corporate: Corporate overhead costs for the three months ended Sept. 30, 2021, increased by $8 million compared to the same period in 2020, primarily due to higher incentive payments, higher staffing costs, increases in insurance costs and realized losses from the total return swap. Corporate costs for the nine months ended Sept. 30, 2021 decreased by $3 million, compared to the same period in 2020, primarily due to the receipt of CEWS funding and realized gains from the total return swap, partially offset by higher incentive payments and legal dispute settlement costs. A portion of the settlement costs of our employee share-based payment plans is hedged by entering into total return swaps, which are cash settled every quarter.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, Nov. 9, 2021, to discuss third quarter 2021 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Third Quarter 2021 Conference Call:
Toll-free North American participants call: 1-888-664-6392

Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1503090&tp_key=b23b82c0c5

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta passcode 481434 followed by the # sign.  A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available Nov. 9, 2021 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "plans", "will", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following: the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic; the Company's Clean Electricity Growth Plan, including delivering 2 GW of incremental renewables capacity with  investment of $3 billion by 2025; the conversion of Keephills Unit 3 and the timing thereof; the suspension of the Sundance Unit 5 repowering project; the Windrise wind project and the timing for commercial operation; the status of the Company's other growth projects, including the Northern Goldfields Solar Project, the North Carolina Solar portfolio and the Garden Plain wind project, including the timing and cost thereof and expected contributions to EBITDA; the retirements of Keephills Unit 1 at the end of 2021 and Sundance Unit 4 in 2022; the incident at the Kent Hills wind facility and the extent of remediation that may be required, including the timing and associated cost;  financial outlooks, including the revised outlook for Comparable EBITDA, FCF and Energy Marketing's contributions to gross margin; sustaining capital spend in 2021; the recontracting of the Sarnia facility; and the optimization of the Alberta fleet, including as it pertains to maintaining flexibility and high availability. The forward-looking statements contained in this news release are based on many assumptions, including, but not limited to, an Alberta spot price of $95 to $105/MWh and Mid-C pricing of between $50 and $60/MWh.  The forward-looking statements are also subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectation. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to: the impact of COVID-19, such as more restrictive directives of government and public health authorities; reduced labour availability; ;inability to staff the Company's construction and operating activities; disruptions to the Company's supply chain; impairments and/or write-downs of assets; adverse impacts on the Company's information technology systems and the Company's internal control systems; the price of electricity in Alberta or Mid-C differing significantly from those assumptions noted above; operational risks involving the Company's facilities, including unplanned outages at such facilities; losses from Energy Marketing; the remediation at the Kent Hills wind facility being more extensive or costly than currently expected; adverse regulatory developments; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar,  or gas resources required to operate our facilities; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; decreases to the Company's relative efficiency and capacity factors; and greater competition and other industry risks.  The foregoing risk factors, among others, are described in further detail in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2020, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The purpose of the financial outlooks contained herein are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:17e 09-NOV-21